BAKER DONELSON BEARMAN, CALDWELL & BERKOWITZ, PC
TRI-CITIES TENNESSEE/VIRGINIA
100 MED TECH PARKWAY
SUITE 200
JOHNSON CITY, TENNESSEE 37604
PHONE:  423.928.0181
FAX:  423.928.5694
KINGSPORT:  423.246.6191
MAILING ADDRESS:
P.O. BOX 3038
JOHNSON CITY, TENNESSEE  37602

Linda Crouch-McCreadie
Direct Dial: (423) 975-7623
Direct Fax: (423) 979-7623
E-Mail Address: lcrouch@bakerdonelson.com

January 16, 2008

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Provectus Pharmaceuticals, Inc.
Registration Statement on Form SB-2/A Amendment No. 1
Filed January 7, 2008
File Number 333-147783

Dear Mr. Riedler:

On behalf of Provectus Pharmaceuticals, Inc. (the “Company”), this letter responds to the comment received from the Staff of the Securities and Exchange Commission (the “SEC”) by letter dated January 11, 2008 with respect to Amendment No. 1 to the Company’s Registration Statement on Form SB-2/A (the “Registration Statement”).  The Registration Statement seeks to register 21,421,231 shares of the Company’s common stock on behalf of selling stockholders.  The original registration statement was filed on December 3, 2007, and the Registration Statement was amended on January 7, 2008 in response to other comments of the SEC.

The Registration Statement includes executive compensation disclosure for the fiscal year ended December 31, 2006.  The SEC comment letter requests that the Company revise the Registration Statement to provide executive compensation disclosure for the fiscal year ended December 31, 2007.  The Company is an Exchange Act reporting company that uses scaled-reporting obligations of Regulation S-B, and its stock is quoted on the OTC BB.  For the following reasons, the Company requests that the SEC grant relief to the requirement that it include executive compensation disclosure for the fiscal year ended December 31, 2007.

Requiring executive compensation disclosure for the fiscal year ended December 31, 2007 will cause undue delay in the effectiveness of the Registration Statement and, therefore, limit the ability of the selling stockholders to liquidate their investment as they desire.  Final executive compensation information will not be available until the Company’s independent registered public accounting firm provides its report to the year-end financial statements.  In the two fiscal years ended December 31, 2006 and 2005, the accountant issued the reports on March 19, 2007 and March 10, 2006, respectively.  The Company expects the report to be delivered in a similar timeframe for the year ended December 31, 2007.   The delay between now and the date the accountant issues its report represents an eight to ten week delay in the effectiveness of the Registration Statement.  The selling stockholders will be harmed by the delay because their investments in the Company will remain illiquid until the executive compensation information is available and incorporated into the Registration Statement.

Furthermore, the Company is required to have disclosed any material changes in executive compensation since December 31, 2006, on a current report on Form 8-K, and such event-reporting requirements provide investors with sufficient and timely executive compensation information.  Under the requirements of Item 5.02(e) of Form 8-K, if the Company had entered into, adopted, commenced, or materially amended or modified a material compensatory plan, contract, or arrangement that affected any of the officers covered by Item 402 of Regulation S-B, the Company would have been required to disclose that fact in a current report on Form 8-K and included the same information in the Registration Statement.  The Company has not filed such a current report as there were no material changes to executive compensation in the fiscal year ended December 31, 2007 (or since).

For the reasons described above, the Company respectfully requests that it not be required to bring forward its executive compensation disclosure to December 31, 2007, and that it be permitted to request acceleration of effectiveness of the Registration Statement.

                                        Respectfully submitted,

                                        /s/ Linda M. Crouch-McCreadie

Cc:            Timothy C. Scott, Ph.D.